Exhibit 99.2

CAPITALIZATION
The following table sets out SEK’s consolidated capitalization as at June 30, 2026. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the six months ended June 30, 2026.

(Skr millions)
Senior debt:
Long-term	225,195
Short-term	92,424
Total senior debt (1), (2)	317,619

Subordinated debt:
Long-term	—
Short-term	—
Total subordinated debt (1)	—

Equity:
Share capital (3,990,000) shares issued and paid-up, par value Skr 1,000 (3)	3,990
Reserves	124
Retained earnings	20,280

Total	24,394

Total capitalization	342,013

(1) At June 30, 2026, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at June 30, 2026.

(2) Unguaranteed and unsecured.

(3) In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, contingent liabilities and guarantees since June 30, 2026.